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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44339

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/16** (MM/DD/YY) AND ENDING **06/30/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

FELDMAN, INGARDONA & CO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Butterfield Road, Suite 170
(No. and Street)

Downers Grove	**Illinois**	**60515**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William M. Feldman — **(630) 663-1800** (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange Commission
Trading and Markets

AUG 28 2017

RECEIVED

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

RMS

OATH OR AFFIRMATION

I, **William M. Feldman**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Feldman, Ingardona & Co.** as of **June 30, 2017** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Chairman and Chief Executive Officer
Title

Subscribed and sworn to before me this

22 day of August , 2017


"OFFICIAL SEAL"
PHILIP C RYAN
Notary Public, State of Illinois
My Commission Expires 8/20/2020



Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[x] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[x] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

FELDMAN, INGARDONA & CO.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

June 30, 2017



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Feldman, Ingardona & Co.

We have audited the accompanying statement of financial condition of Feldman, Ingardona & Co., (the "Company") as of June 30, 2017, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Feldman, Ingardona & Co. as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplemental Schedules (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Feldman, Ingardona & Co.'s financial statements. The supplemental information is the responsibility of Feldman, Ingardona & Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
August 22, 2017

FELDMAN, INGARDONA & CO.

Statement of Financial Condition

June 30, 2017

Assets		
Cash	$	79,033
Receivable from broker-dealer		400,653
Other assets		21,557
	$	501,243
Liabilities and Shareholders' Equity		
Liabilities:		
Accounts payable and accrued expenses	$	20,000
Shareholders' equity:		
Common stock, no par value; 100,000 shares authorized; 100 shares issued and outstanding		1,000
Additional paid-in capital		399,000
Retained earnings		81,243
		481,243
	$	501,243

See accompanying notes.

FELDMAN, INGARDONA & CO.

Statement of Operations

Year Ended June 30, 2017

Revenues		
Fees and commissions	$	4,281,227
Other		41,173
		4,322,400
Expenses		
Officer and employee compensation and benefits		657,576
Occupancy and equipment costs		125,887
Travel and entertainment		71,465
Commissions, brokerage and clearing charges		47,590
Office supplies		32,567
Regulatory fees		22,708
Insurance		22,660
Professional fees		16,995
Communications		8,081
Other operating expenses		67,092
		1,072,621
Net income	$	3,249,779

See accompanying notes.

FELDMAN, INGARDONA & CO.

Statement of Changes in Shareholders' Equity

Year Ended June 30, 2017

	Common Stock	Additional Paid-in capital	Retained Earnings	Total
Balance at July 1, 2016	$ 1,000	$ 399,000	$ 71,464	$ 471,464
Dividends paid	-	-	(3,240,000)	(3,240,000)
Net income	-	-	3,249,779	3,249,779
Balance at June 30, 2017	$ 1,000	$ 399,000	$ 81,243	$ 481,243

FELDMAN, INGARDONA & CO.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended June 30, 2017

Balance at July 1, 2016	$ -
Borrowings / Repayments	-
Balance at June 30, 2017	$ -

See accompanying notes.

FELDMAN, INGARDONA & CO.

Statement of Cash Flows

Year Ended June 30, 2017

Cash flows from operating activities		
Net income	$	3,249,779
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Receivable from broker-dealer		(18,354)
Other assets		(732)
Increase in operating liabilities:		
Accounts payable and accrued expenses		2,000
Net cash provided by operating activities		3,232,693
Cash flows from financing activities		
Dividends paid		(3,240,000)
Net cash used in financing activities		(3,240,000)
Net increase (decrease) in cash		(7,307)
Cash at beginning of year		86,340
Cash at end of year	$	79,033

See accompanying notes.

1. Organization and Business

Feldman, Ingardona & Co. (the "Company"), an Illinois corporation, is a broker-dealer and an investment advisor registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority. The Company conducts business primarily with retail customers that are located throughout the United States, and introduces that business on a fully-disclosed basis to a clearing broker.

2. Summary of Significant Accounting Policies

Revenue Recognition
Transactions in securities are recorded on the trade date.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes
The Company has elected to be an "S corporation" under provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. The stockholders are liable for individual income taxes on the Company's taxable income.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2013. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended June 30, 2017.

3. Off-Balance Sheet Credit and Market Risk

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations (see Note 7 regarding guarantees). In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Amounts due from the clearing broker represent a concentration of credit risk and includes commissions received on securities transactions. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

4. Fair Value Disclosure

In accordance with U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.

Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

At June 30, 2017, the Company held no Level 1, Level 2 or Level 3 investments.

5. Commitments

The Company leases office space under a non-cancelable operating lease agreement that expires on February 28, 2018. Rent expense for the year ended June 30, 2017 totaled approximately $77,000.

The approximate minimum annual rental commitments under non-cancelable operating leases as of June 30, 2017 are as follows:

Year Ending June 30,	Amount
2018	$ 34,000
Total	$ 34,000

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and has elected the "alternative method." Under this rule and method, the Company is required to maintain "net capital" equivalent to the greater of $250,000 or 2 percent of "aggregate debit items," whichever is greater, as these terms are defined.

At June 30, 2017, the Company had net capital and net capital requirements of $453,707 and $250,000, respectively.

7. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. (See Note 3 regarding clearing guarantees).

8. Subsequent Events

The Company has evaluated the events and transactions that have occurred through August 22, 2017, the date the financial statements were issued, and noted no items requiring disclosure in the Company's financial statements.

In July 2017 the Company recorded net income of $276,570 and paid dividends to shareholders totaling $220,000.

SUPPLEMENTAL SCHEDULES

FELDMAN, INGARDONA & CO.

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

Year Ended June 30, 2017

Computation of net capital		
Total shareholders' equity		$ 481,243
Deductions and/or charges:		
Non-allowable assets:		
Other assets	$ 21,557	(21,557)
Net capital before haircuts on securities positions		459,686
Haircuts on securities:		
Trading and investment securities:		
Other securities	$ 5,979	(5,979)
Net capital		$ 453,707
Computation of alternate net capital requirement		
Minimum dollar net capital requirement of reporting broker or dealer		250,000
Net capital in excess of net capital requirement		$ 203,707
Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement		$ 153,707

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of June 30, 2017.

See accompanying notes.

FELDMAN, INGARDONA & CO.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

Year Ended June 30, 2017

The Company did not handle any customer cash or securities during the year ended June 30, 2017 and does not carry any securities accounts for customers or perform custodial functions relating to customer securities.

FELDMAN, INGARDONA & CO.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

Year Ended June 30, 2017

The Company did not handle any customer cash or securities during the year ended June 30, 2017 and does not carry any securities accounts for customers or perform custodial functions relating to customer securities.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Feldman, Ingardona & Co.

We have reviewed management's statements, included in the accompanying Exemption Report (the "Exemption Report"), in which (1) Feldman, Ingardona & Co. (the Company) identified the following provisions of 17 C.F.R. §15c3-3 under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k) (the "exemption provisions"); and (2) the Company stated that it met the identified exemption provisions throughout the year ended June 30, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
August 22, 2017

The Exemption Report

We, as members of management of Feldman, Ingardona & Co., are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k)(2)(ii) ("exemption provisions"). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) we met the identified exemption provisions throughout the most recent fiscal year June 30, 2017 without exception.



William M. Feldman
Chairman & Chief Executive Officer

August 22, 2017

Date

FELDMAN, INGARDONA, & CO.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

PURSUANT TO SEC RULE 17a-5(e)(4)
AND SIPC SERIES 600 RULES

June 30, 2017



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders of
Feldman, Ingardona & Co.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Romano Brothers and Company and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7B) of Feldman, Ingardona & Co. (the "Company") for the year ended June 30, 2017, solely to assist you and SIPC in evaluating Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7B). The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7B with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended June 30, 2017, with the amounts reported in Form SIPC-7B for the year ended June 30, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7B with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7B and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7B. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska LLP

Chicago, Illinois
August 22, 2017

SIPC-7B
(34-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7B
(34-REV 6/17)

For the fiscal year ended 6/30/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

44339 FINRA JUN
FELDMAN INGARDONA & CO
2001 BUTTERFIELD RD STE 170
DOWNERS GROVE IL 60515-1191

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

William M Feldman
630-663-1800

2. A. General Assessment (item 2f from page 2) — $ 8,404

B. Less payment made with SIPC-6 filed and SIPC-7 if applicable (**exclude interest**) — (5,197)
January 6, 2017
Date Paid

C. Less prior overpayment applied — ( )

D. Assessment balance due or (overpayment) — 3,207

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum — ______

F. Total assessment balance and interest due (or overpayment carried forward) — $ 3,207

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) — $ 3,207

H. Overpayment carried forward — $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Feldman, Ingardona & Co
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 14th day of July, 2017.

Chairman & C.E.O.
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMOUNTS FOR APPLICABLE PERIODS.

Item No.	TOTAL REVENUE	beginning 7/1/2016 and ending 12/31/2016	beginning 1/1/2017 and ending 6/30/2017
		Eliminate cents	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,322,400 (the sum of both periods)	$ 2,120,715	$ 2,201,685
2b. Additions:			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
(2) Net loss from principal transactions in securities in trading accounts.			
(3) Net loss from principal transactions in commodities in trading accounts.			
(4) Interest and dividend expense deducted in determining item 2a.			
(5) Net loss from management of or participation in the underwriting or distribution of securities.			
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.			
(7) Net loss from securities in investment accounts.			
Total additions		NONE	NONE
2c. Deductions:			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		19,950	38,433
(2) Revenues from commodity transactions.			
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		22,119	25,471
(4) Reimbursements for postage in connection with proxy solicitation.			
(5) Net gain from securities in investment accounts.			
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)			
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ ______ $ ______		
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ ______ $ ______		
Enter the greater of line (i) or (ii)			
Total deductions		42,069	63,904
2d. SIPC Net Operating Revenues		$ 2,078,646	$ 2,137,781
2e. General Assessment at applicable rate for assessment period.		$ 5,197 @.0025	$ 3,207 @.0015
2f. Total General Assessment add both columns.		$ 8,404 (to page 1, line 2.A.)	

FELDMAN,
INGARDONA
& CO.

August 24, 2017

VIA FEDERAL EXPRESS

SEC
Mail Processing
Section

AUG 25 2017

Washington DC
408

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F. Street, NE
Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 17A-5(d) under the Securities Exchange Act of 1934, please find enclosed the following:

- One (1) set of the audited financial statements for Feldman, Ingardona & Co. as of June 30, 2017, including the Exemption Report and the independent accountants' report on applying agreed- upon procedures related to an entity's SIPC assessment reconciliation pursuant to SEC Rule 17A-5(e) (4) and SIPC Series 600 Rules.

Should you have any questions concerning these statements, please contact the undersigned directly.

Very truly yours,



William M. Feldman
Chairman & Chief Executive Officer

Enclosures

Securities and Exchange Commission
Trading and Markets

AUG 28 2017

RECEIVED

2001 Butterfield Road, Suite 170, Downers Grove, IL 60515-1050
Telephone: 630.663.1800 800.457.8396 Facsimile: 630.663.9572
www.feldmaningardona.com